Announcement to the Market

2nd Quarter 2025 Results

Itaú Unibanco Holding S.A. ("Company") announces to the shareholders and to the market that the Condensed Financial Statements for the Year Ended June 30, 2025, and the Management Discussion and Analysis for the 2nd Quarter of 2025 are already available on the Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Press Presentation on the quarterly results, scheduled for 08/06/2025 at 08:00 a.m. (EDT) / 09:00 a.m. (Brasília time) **(Attachment 01)**;
- Presentation of the interactive meeting on the quarterly results, scheduled for Wednesday, 08/06/2025 at 09:00 a.m. (EDT) / 10:00 a.m. (Brasília time) **(Attachment 02)**;
- Institutional Presentation of the 2nd quarter of 2025 **(Attachment 03)**.

The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

This information reinforces our commitment to transparency in our disclosures to various strategic audiences.

São Paulo - SP, August 05, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

Attachment 01

(portuguese only)

Resultados

2T25

São Paulo, 6 de Agosto de 2025

Itaú Unibanco Holding S.A.

Destaques

		2T25	
Resultado Recorrente Gerencial		R$ 11,5 bilhões	
		▲3,4% vs. 1T25	▲14,3% vs. 2T24
Margem com Clientes		R$ 30,3 bilhões	
		▲3,1% vs 1T25	▲15,4% vs 2T24

		jun/25	
NPL[2] > 90 dias	Consolidado	1,9%	
		Estável vs mar/25	▼0,1 p.p. vs dez/24
	Brasil	2,0%	
		Estável vs mar/25	▼0,1 p.p. vs dez/24

		2T25	
ROE Recorrente Gerencial[1]	Consolidado	23,3%	
		▲0,8 p.p. vs 1T25	▲0,9 p.p. vs 2T24
	Brasil	24,4%	
		▲0,7 p.p. vs 1T25	▲0,8 p.p. vs 2T24
Margem média anualizada (NIM)	Consolidado	9,2%	
		▲0,2 p.p. vs 1T25	▲0,4 p.p. vs 2T24
	Brasil	10,0%	
		▲0,2 p.p. vs 1T25	▲0,5 p.p. vs 2T24

	jun/25	
Capital Principal (CET I)	13,1%	
	▲0,5 p.p. vs. mar/25	Estável vs. jun/24

(1) Considerando o Capital Principal (CET I) em 11,5%, no 2T25 o retorno recorrente gerencial consolidado seria de 24,7% e de 26,1% no Brasil. (2) Inclui Títulos e Valores Mobiliários.

Carteira de crédito

em R$ bilhões

	jun/25	mar/25	Δ	jun/24	Δ
Pessoas físicas	451,9	448,8	0,7%	418,3	8,0%
Cartão de crédito	141,1	138,9	1,6%	130,9	7,7%
Crédito pessoal	67,4	67,3	0,1%	63,9	5,5%
Crédito consignado	72,8	74,1	-1,7%	74,0	-1,6%
Veículos	36,2	36,8	-1,6%	34,8	4,0%
Crédito imobiliário	134,4	131,6	2,1%	114,6	17,2%
Micro, pequenas e médias empresas	275,4	273,2	0,8%	243,6	13,1%
Grandes empresas	431,4	425,3	1,4%	405,5	6,4%
Total Brasil	**1.158,7**	**1.147,3**	**1,0%**	**1.067,3**	**8,6%**
América Latina	230,4	235,8	-2,3%	227,4	1,3%
Total[1]	**1.389,1**	**1.383,1**	**0,4%**	**1.294,7**	**7,3%**
Total (ex-variação cambial)	**1.389,1**	**1.371,5**	**1,3%**	**1.289,4**	**7,7%**
Micro, pequenas e médias empresas	275,4	270,7	1,7%	242,7	13,4%
Grandes empresas	431,4	421,8	2,3%	404,2	6,7%
América Latina	230,4	230,2	0,1%	224,3	2,7%

	jun/25 x mar/25	jun/25 x jun/24
Cartão de crédito financiado	^ 5,4%	^ 6,1%

100% do crescimento no ano nos segmentos Personnalité e Uniclass

Crédito Pessoal	jun/25 x mar/25	jun/25 x jun/24
Crédito *clean*[2]	^ 1,1%	^ 12,1%
Composição de dívida	v 3,8%	v 12,6%

83% do crescimento de crédito *clean* no ano concentrado nos segmentos Personnalité e Uniclass

MPMEs	jun/25 x mar/25
Pequenas Empresas	^ 5,4%

+21,7% de crescimento da carteira de programas governamentais no 2T25

Nota: no primeiro trimestre de 2025, passamos a segmentar a carteira de agronegócio de acordo com o porte das empresas e a considerar os seguintes produtos: Fundos de Direitos Creditórios, exposições a instituições financeiras e as operações de nossa trading de agronegócio. Para melhor comparabilidade a série histórica foi refeita. (1) Inclui títulos privados e garantias financeiras prestadas; (2) Considera crediário e cheque especial.

Receita de serviços e resultado de seguros

em R$ bilhões

	2T25	1T25	Δ	2T24	Δ
Cartões emissor	3,3	3,3	0,4%	3,1	4,5%
Conta corrente pessoa física	0,8	0,8	-7,5%	0,9	-14,7%
Operações de crédito e garantias prestadas	0,6	0,6	-2,2%	0,7	-8,9%
Pagamentos e recebimentos[1]	2,4	2,3	2,8%	2,3	6,2%
Administração de recursos[2]	1,9	1,7	13,6%	1,6	17,5%
Assessoria econômico-financeira e corretagem	0,9	1,1	-12,7%	1,5	-38,9%
Outros Brasil	0,4	0,4	2,2%	0,3	28,2%
América Latina	1,0	1,0	0,3%	0,9	14,9%
Receitas de serviços	**11,3**	**11,2**	**1,0%**	**11,3**	**0,1%**
Resultado de seguros, previdência e capitalização[3]	**2,8**	**2,6**	**8,8%**	**2,4**	**17,3%**
Serviços e seguros	**14,2**	**13,8**	**2,5%**	**13,7**	**3,1%**

Administração de recursos
Captação líquida no 2T25

	2T25 x 2T24
R$ 47,5 bilhões	^ 30%

Itaú Asset Management: gestora que mais gerou performance fee no 1º semestre de 2025

Seguros[4]	2T25 x 1T25	2T25 x 2T24
Prêmios ganhos	^ 4,1%	^ 14,6%
Resultado recorrente	^ 7,7%	^ 25,2%

Crescimento de prêmios ganhos concentrado em Acidentes Pessoais e Prestamista

(1) A partir do 1º trimestre de 2025, a receita de adquirência, além da receita com pacotes de conta corrente PJ e receitas com Pix PJ, foi consolidada na linha de pagamentos e recebimentos (anteriormente serviços de recebimento). Para comparabilidade os períodos anteriores foram reclassificados. (2) Considera receitas de administração de fundos e de administração de consórcios; (3) Inclui as receitas de seguros, previdência e capitalização, após as despesas com sinistros e de comercialização; (4) Operações de seguros nos produtos de bancassurance nos ramos de vida, patrimoniais, de crédito e seguros de terceiros.

Qualidade do crédito

NPL 15 - 90 dias - % consolidado



2,4%
2,4%
2,4%
2,5%
2,3%
2,3%
2,4%
2,2%
2,1%
2,3%
2,0%
2,0%
2,2%
2,2%
2,2%
2,3%
2,1%
2,1%
NPL 15- 90 dias com TVM¹
2,3%
2,2%
2,3%
1,6%
1,8%
1,7%
1,5%
1,7%
1,6%
mar/24
jun/24
set/24
dez/24
mar/25
jun/25
dez/24
mar/25
jun/25

NPL 90 dias - % consolidado



3,1%
3,0%
2,9%
2,6%
2,5%
2,5%
2,7%
2,7%
2,6%
2,4%
2,3%
2,3%
1,4%
1,4%
1,4%
1,3%
1,4%
1,5%
NPL > 90 dias com TVM¹
2,1%
2,0%
2,0%
2,0%
1,9%
1,9%
1,3%
1,4%
1,4%
mar/24
jun/24
set/24
dez/24
mar/25
jun/25
dez/24
mar/25
jun/25
Brasil
Total
América Latina

Brasil



3,3%
3,2%
3,0%
2,8%
3,1%
3,0%
1,8%
1,7%
1,4%
1,4%
1,4%
1,4%
1,2%
1,2%
1,2%
0,3%
0,1%
0,2%
0,02%
0,2%
0,05%
0,00%
0,09%
0,04%
mar/24
jun/24
set/24
dez/24
mar/25
jun/25

Brasil



4,2%
4,2%
4,0%
3,8%
3,6%
3,6%
2,5%
2,5%
2,3%
1,9%
1,8%
1,8%
1,7%
1,6%
1,6%
0,13%
0,10%
0,08%
0,1%
0,1%
0,02%
0,02%
0,01%
0,04%
mar/24
jun/24
set/24
dez/24
mar/25
jun/25
Pessoas físicas
Micro, pequenas e médias empresas
Grandes empresas
Indicador com TVM¹

(1) Inclui títulos e valores mobiliários além de Fundos de Direitos Creditórios, exposições a instituições financeiras e as operações de nossa trading de agronegócio.

Qualidade de Crédito – Indicadores Resolução 4.966


Carteira Estágio 2
7,7%
8,0%
7,8%
4,6%
4,6%
4,6%
4,1%
4,3%
4,2%
1,7%
1,8%
1,8%
dez/24
mar/25
jun/25
Carteira Estágio 3
6,0%
5,8%
5,9%
4,4%
4,4%
4,3%
4,2%
4,3%
4,2%
3,5%
3,5%
3,3%
dez/24
mar/25
jun/25
Cobertura Estágio 2
24,5%
26,1%
26,5%
23,9%
23,7%
24,1%
22,9%
22,9%
23,6%
16,9%
16,6%
16,7%
dez/24
mar/25
jun/25
Cobertura Estágio 3
59,8%
61,4%
59,2%
55,3%
56,1%
55,0%
55,9%
57,1%
55,8%
42,4%
43,1%
43,4%
dez/24
mar/25
jun/25
Pessoas físicas
Total
América Latina
Pessoas Jurídicas

Despesas não decorrentes de juros

em R$ bilhões	2T25	1T25	Δ	2T24	Δ	1S25	1S24	Δ
Despesas de pessoal (comercial e administrativa)	(6,1)	(5,8)	5,3%	(5,7)	7,4%	(11,9)	(11,3)	5,4%
Despesas transacionais (operações e atendimento)	(4,3)	(4,1)	4,1%	(4,0)	5,4%	(8,4)	(7,9)	6,1%
Despesas com tecnologia (pessoal e infraestrutura)	(2,9)	(2,7)	6,8%	(2,4)	22,8%	(5,6)	(4,6)	22,1%
Outras despesas	(1,0)	(0,9)	10,7%	(1,0)	2,4%	(1,9)	(1,8)	7,2%
Total - Brasil	**(14,3)**	**(13,5)**	**5,6%**	**(13,1)**	**9,2%**	**(27,8)**	**(25,5)**	**8,7%**
América Latina	(2,2)	(2,3)	-2,7%	(2,0)	11,0%	(4,5)	(3,9)	15,4%
Despesas não decorrentes de juros	**(16,5)**	**(15,8)**	**4,4%**	**(15,1)**	**9,4%**	**(32,3)**	**(29,5)**	**9,6%**

Índice de Eficiência



46,3%
45,4%
44,5%
41,2%
39,7%
38,5%
38,4%
44,7%
43,8%
42,7%
39,1%
37,8%
37,0%
36,4%
1S19
1S20
1S21
1S22
1S23
1S24
1S25
Consolidado
Brasil

Guidance 2025

	Consolidado	Revisado
Carteira de crédito total[1]	Crescimento entre 4,5% e 8,5%	Mantido
Margem financeira com clientes	Crescimento entre 7,5% e 11,5%	Crescimento entre 11,0% e 14,0%
Margem financeira com o mercado	Entre R$ 1,0 bi e R$ 3,0 bi	Mantido
Custo do crédito[2]	Entre R$ 34,5 bi e R$ 38,5 bi	Mantido
Receita de prestação de serviços e resultado de seguros[3]	Crescimento entre 4,0% e 7,0%	Mantido
Despesas não decorrentes de juros	Crescimento entre 5,5% e 8,5%	Mantido
Alíquota efetiva de IR/CS	Entre 27,0% e 29,0%	Entre 28,5% e 30,5%

(1) Inclui garantias financeiras prestadas e títulos privados; (2) Composto por despesa de perda esperada, descontos concedidos e recuperação de créditos baixados como prejuízo; (3) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização.



One Itaú | Acesso a uma plataforma fullbank para todos os clientes

Etapa 1: Migração fluida de app monoproduto para plataforma fullbank

10,1MM clientes migrados com conversão de 99,3%

Satisfação[1] NPS acima de **80 pontos**

Etapa 2: Conversão do cliente em fullbank

54% dos clientes já possuem 3 ou + produtos contratados

+32% no índice de engajamento do cliente cartonista após adesão ao fullbank

Inteligência Itaú

- 500+ casos internos com foco em eficiência e produtividade
- Novos pilotos de soluções autônomas client facing

PIX no whatsapp
lançamento para toda a base de clientes

Assessoria de Investimentos
especialista de investimentos disponível 24 horas por dia, em piloto com 10 mil clientes

SuperApp melhorando a Experiência do Cliente e alto impacto no negócio

19 lançamentos de produtos importantes nos últimos 18 meses; **+25% no uso do SuperApp por cliente**

Cofrinhos
R$ 13 bilhões de saldo
93 pontos de satisfação

Controle de Gastos
+1,8 mi de clientes ativos
90 dias após lançamento
85 pontos de satisfação
57% dos clientes não sabiam sua categoria de maior gasto

Pix crédito
15% da base de clientes Personnalité e Uniclass já utilizaram o produto[2]
Aumento na carteira financiada de cartões, com melhoria no mix de risco de crédito

Transferir limite
+ de **R$ 13 bilhões** em limites transferidos entre cartões
+20% de transacionalidade no cartão nos 3 meses subsequentes

Empréstimos (crediário, consignado e FGTS)
+31% vs 2T24
Produção digital

Financiar dia-a-dia (PIX crédito, limite da conta, pague contas e parcelamento da fatura)
+72% vs 2T24
Produção digital

(1) Após o processo de migração; (2) sobre base cartonista ativa.

Itaú Day 2025

02 Set 9h às 12h
(horário de Brasília)

itaú

Resultados
2T25

São Paulo, 6 de Agosto de 2025

Itaú Unibanco Holding S.A.

Attachment 02

Results 2Q25

São Paulo, August 6th 2025

Itaú Unibanco Holding S.A.

Highlights

	2Q25		
Recurring Managerial Result	R$11.5 billion	▲ 3.4% vs. 1Q25	▲ 14.3% vs. 2Q24
Margin with Clients	R$30.3 billion	▲ 3.1% vs 1Q25	▲ 15.4% vs 2Q24

		2Q25		
Recurring Managerial ROE[1]	Consolidated	23.3%	▲ 0.8 p.p. vs 1Q25	▲ 0.9 p.p. vs 2Q24
	Brazil	24.4%	▲ 0.7 p.p. vs 1Q25	▲ 0.8 p.p. vs 2Q24
Annualized Average Margin (NIM)	Consolidated	9.2%	▲ 0.2 p.p. vs 1Q25	▲ 0.4 p.p. vs 2Q24
	Brazil	10.0%	▲ 0.2 p.p. vs 1Q25	▲ 0.5 p.p. vs 2Q24

		Jun-25		
90 days NPL[2]	Consolidated	1.9%	Stable vs Mar-25	▼ 0.1 p.p. vs Dec-24
	Brazil	2.0%	Stable vs Mar-25	▼ 0.1 p.p. vs Dec-24

	Jun-25		
Common Equity Tier I (CET I)	13.1%	▲ 0.5 p.p. vs. Mar-25	Stable vs. Jun-24

(1) Considering the Common Equity Tier I (CET I) at 11.5%, in 2Q25 the consolidated recurring managerial return would be 24.7% and 26.1% in Brazil.(2) Includes securities.

Credit portfolio

in R$ billion	Jun-25	Mar-25	Δ	Jun-24	Δ
Individuals	451.9	448.8	0.7%	418.3	8.0%
Credit card loans	141.1	138.9	1.6%	130.9	7.7%
Personal loans	67.4	67.3	0.1%	63.9	5.5%
Payroll loans	72.8	74.1	-1.7%	74.0	-1.6%
Auto loans	36.2	36.8	-1.6%	34.8	4.0%
Mortgage	134.4	131.6	2.1%	114.6	17.2%
Very small, small and middle market loans	275.4	273.2	0.8%	243.6	13.1%
Corporate loans	431.4	425.3	1.4%	405.5	6.4%
Total Brazil	**1,158.7**	**1,147.3**	**1.0%**	**1,067.3**	**8.6%**
Latin America	230.4	235.8	-2.3%	227.4	1.3%
Total[1]	**1,389.1**	**1,383.1**	**0.4%**	**1,294.7**	**7.3%**
Total (ex-fx variation)	**1,389.1**	**1,371.5**	**1.3%**	**1,289.4**	**7.7%**
Very small, small and middle market loans	275.4	270.7	1.7%	242.7	13.4%
Corporate loans	431.4	421.8	2.3%	404.2	6.7%
Latin America	230.4	230.2	0.1%	224.3	2.7%

	Jun-25 x Mar-25	Jun-25 x Jun-24
Financed credit card	^ 5.4%	^ 6.1%

100% of the year over year growth in Personnalité and Uniclass segments

Personal loans	Jun-25 x Mar-25	Jun-25 x Jun-24
Clean credit[2]	^ 1.1%	^ 12.1%
Personalized credit	v 3.8%	v 12.6%

83% of the year over year clean credit growth concentrated in Personnalité and Uniclass segments

Very Small, small and middle market loans	Jun-25 x Mar-25
Small companies	^ 5.4%

+21.7% growth in government programs loan facilities in 2Q25

Note: in the first quarter of 2025, the agribusiness portfolio was reclassified according to the size of the companies and the following products were included: FIDC, exposures to financial institutions and the operations of our agribusiness trading company. For comparability purpose, the historical data was adjusted. (1) Includes private securities and financial guarantees provided. (2) Considers instalment credit and overdraft.

Financial Margin with Clients

in R$ billion



R$ 1.1 bn (+4.5%)
29.4
-4.0
25.4
0.2
0.3
0.3
0.2
0.1
26.5
3.8
30.3
1Q25
Working capital[1] and others 1Q25
Spread-sensitive operations 1Q25
Average Volume
Product Mix[2]
Spreads and liabilities' margin
Higher number of calendar days
Latin America and others[3]
Spread-sensitive operations 2Q25
Working capital[1] and others 2Q25
2Q25

Annualized average margin consolidated



8.8%
8.7%
8.6%
9.0%
9.2%
5.7%
6.0%
5.8%
5.9%
6.1%
6.3%
2Q24
3Q24
4Q24
1Q25
2Q25

Annualized average margin Brazil



9.5%
9.5%
9.3%
9.8%
10.0%
6.2%
6.5%
6.3%
6.3%
6.6%
6.9%
2Q24
3Q24
4Q24
1Q25
2Q25

Margin with clients

Risk-adjusted margin with clients

ex- impact of specific corporate credit

(1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and structured wholesale operations.

Financial margin with the market


in R$ billion
Brazil
Latin America
Capital index hedge
1.1
1.1
0.2
-0.3
1Q24
1.4
1.6
0.1
-0.3
2Q24
1.1
1.3
0.1
-0.4
3Q24
0.9
1.3
0.1
-0.5
4Q24
0.9
1.2
0.2
-0.5
1Q25
0.9
1.3
0.2
-0.6
2Q25

Commissions, fees and result from insurance

in R$ billion

	2Q25	1Q25	Δ	2Q24	Δ
Card issuance	3.3	3.3	0.4%	3.1	4.5%
Current account for individuals	0.8	0.8	-7.5%	0.9	-14.7%
Credit operations and guarantees issued	0.6	0.6	-2.2%	0.7	-8.9%
Payments and collections[1]	2.4	2.3	2.8%	2.3	6.2%
Asset management[2]	1.9	1.7	13.6%	1.6	17.5%
Advisory services and brokerage	0.9	1.1	-12.7%	1.5	-38.9%
Other Brazil	0.4	0.4	2.2%	0.3	28.2%
Latin America	1.0	1.0	0.3%	0.9	14.9%
Commissions and fees	**11.3**	**11.2**	**1.0%**	**11.3**	**0.1%**
Insurance, pension plans and premium bonds[3]	**2.8**	**2.6**	**8.8%**	**2.4**	**17.3%**
Commissions and insurance	**14.2**	**13.8**	**2.5%**	**13.7**	**3.1%**

Asset Management
2Q25 Net inflow

R$47.5 billion — 2Q25 x 2Q24: ^ 30%

Itaú Asset Management: the asset manager that generated the highest performance fees in the first half of 2025

Insurance[4]	2Q25 x 1Q25	2Q25 x 2Q24
Earned premiums	^ 4.1%	^ 14.6%
Recurring result	^ 7.7%	^ 25.2%

Earned premiums growth concentrated in Personal Accidents and Credit Life

(1) As of the first quarter of 2025, revenues from acquiring services, in addition to revenues from current account services for companies and PIX, were consolidated in the payments and collections line (previously collection services). For comparison purposes, past figures were reclassified. (2) Includes fund management fees and "consórcio" management fees; (3) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (4) Insurance activities include bancassurance products related to life, property, credit life and third-party policies.

Credit Quality

15 – 90 days NPL - % consolidated



2.4%
2.4%
2.4%
2.5%
2.3%
2.3%
2.4%
2.2%
2.1%
2.3%
2.0%
2.0%
2.2%
2.2%
2.2%
2.3%
2.1%
2.1%
15 -90 days NPL with securities[1]
2.3%
2.2%
2.3%
1.6%
1.8%
1.7%
1.5%
1.7%
1.6%
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Dec-24
Mar-25
Jun-25

90 days NPL - % consolidated



3.1%
3.0%
2.9%
2.6%
2.5%
2.5%
2.7%
2.7%
2.6%
2.4%
2.3%
2.3%
1.4%
1.4%
1.4%
1.3%
1.4%
1.5%
90 days NPL with securities[1]
2.1%
2.0%
2.0%
2.0%
1.9%
1.9%
1.3%
1.4%
1.4%
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Dec-24
Mar-25
Jun-25
Brazil
Total
Latin America

Brazil



3.3%
3.2%
3.0%
2.8%
3.1%
3.0%
1.8%
1.7%
1.4%
1.4%
1.4%
1.4%
1.2%
1.2%
1.2%
0.3%
0.1%
0.2%
0.02%
0.2%
0.05%
0.00%
0.09%
0.04%
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25

Brazil



4.2%
4.2%
4.0%
3.8%
3.6%
3.6%
2.5%
2.5%
2.3%
1.9%
1.8%
1.8%
1.7%
1.6%
1.6%
0.13%
0.10%
0.08%
0.1%
0.1%
0.02%
0.02%
0.01%
0.04%
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Individuals
very small, small and middle market companies
Corporate
Ratio with Securities[1]

(1) Includes securities as well as FIDC, exposures to financial institutions and the operations by our agribusiness trading company.

Credit Quality – Resolution 4,966 ratios


Stage 2 portfolio
7.7%
8.0%
7.8%
4.6%
4.6%
4.6%
4.1%
4.3%
4.2%
1.7%
1.8%
1.8%
Dec-24
Mar-25
Jun-25
Stage 3 portfolio
6.0%
5.8%
5.9%
4.4%
4.4%
4.3%
4.2%
4.3%
4.2%
3.5%
3.5%
3.3%
Dec-24
Mar-25
Jun-25
Stage 2 coverage
24.5%
26.1%
26.5%
23.9%
23.7%
24.1%
22.9%
22.9%
23.6%
16.9%
16.6%
16.7%
Dec-24
Mar-25
Jun-25
Stage 3 coverage
59.8%
61.4%
59.2%
55.3%
56.1%
57.1%
55.0%
55.9%
55.8%
42.4%
43.1%
43.4%
Dec-24
Mar-25
Jun-25
Individuals
Total
Latin America
Companies

Quality and cost of credit

Renegotiated portfolio
(in R$ billion)


Credit only
37.6
37.4
35.8
34.6
34.2
33.1
18.3
17.4
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Credit and securities
40.1
38.8
23.7
22.6
Mar-25
Jun-25
Renegotiated
Restructured

Cost of credit[1] (in R$ billion)
Annualized cost of credit / Loan portfolio[2] - (%)


3.0%
2.9%
2.6%
2.6%
2.7% 2.6%[3]
2.7% 2.6%[3]
8.8
8.8
8.2
8.6
9.0
9.1
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

(1) Expected loss expenses + recovery of loans + discounts granted; (2) Average loan portfolio balance with financial guarantees provided and private securities, considers the last two quarters; (3) cost of credit over the new average portfolio, that as from the 1Q25, includes FIDC, exposures to financial institutions and the operations by our agribusiness trading company.

Non-interest expenses

In R$ billion	2Q25	1Q25	Δ	2Q24	Δ	1H25	1H24	Δ
Personnel expenses (commercial and administrative)	(6.1)	(5.8)	5.3%	(5.7)	7.4%	(11.9)	(11.3)	5.4%
Transactional expenses (operations and services)	(4.3)	(4.1)	4.1%	(4.0)	5.4%	(8.4)	(7.9)	6.1%
Technology expenses (personnel and infrastructure)	(2.9)	(2.7)	6.8%	(2.4)	22.8%	(5.6)	(4.6)	22.1%
Other	(1.0)	(0.9)	10.7%	(1.0)	2.4%	(1.9)	(1.8)	7.2%
Total - Brazil	**(14.3)**	**(13.5)**	**5.6%**	**(13.1)**	**9.2%**	**(27.8)**	**(25.5)**	**8.7%**
Latin America	(2.2)	(2.3)	-2.7%	(2.0)	11.0%	(4.5)	(3.9)	15.4%
Non-interest expenses	**(16.5)**	**(15.8)**	**4.4%**	**(15.1)**	**9.4%**	**(32.3)**	**(29.5)**	**9.6%**

Efficiency ratio



46.3%
45.4%
44.5%
41.2%
39.7%
38.5%
38.4%
44.7%
43.8%
42.7%
39.1%
37.8%
37.0%
36.4%
1H19
1H20
1H21
1H22
1H23
1H24
1H25
Consolidated
Brazil

Capital


12.6%
+ 0.6%
-0.01%
- 0.06%
14.6%
1.5%²
13.1%
Mar-25
Common Equity
Tier I (CET I)
Net income in the
quarter, after dividends
and interest on own
capital
Prudential and
equity adjustments
Risk-weighted
assets¹
Jun-25
Tier I capital
Common Equity Tier I (CET I)
Additional Tier I (AT1)

Additional Tier I ratio (AT1) in June-25 is 1.5%. The exercise of the call option to the tier 1 subordinated notes, described in the 8/5/2025 Announcement to the Market, will take the Additional Tier I ratio to 1.3%.

(1) Excluding the exchange rate variation for the period that, together wit the capital index hedge, is considered in the prudential and equity adjustments; (2) Considering Additional Tier I (AT1) limited to 1.5%, according to Res. CMN Nº 4,958. If there was not for this limit, Tier I capital would be 15.0% in June-25

Guidance 2025

	Consolidated	Reviewed
Total credit portfolio[1]	Growth between 4.5% and 8.5%	Maintained
Financial margin with clients	Growth between 7.5% and 11.5%	Growth between 11.0% and 14.0%
Financial margin with the market	Between R$1.0 bn and R$3.0 bn	Maintained
Cost of credit[2]	Between R$34.5 bn and R$38.5 bn	Maintained
Commissions and fees and results from insurance operations[3]	Growth between 4.0% and 7.0%	Maintained
Non-interest expenses	Growth between 5.5% and 8.5%	Maintained
Effective tax rate	Between 27.0% and 29.0%	Between 28.5% and 30.5%

(1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.



One Itaú | Acess to a fullbank platform for all customers

Step 1: Seamless migration from a sinlge-product app to a fullbank platform

10.1MM customers migrated with a conversion rate of 99.3%

Satisfaction[1] NPS above **80 points**

Step 2: Conversion of the client to fullbank

54% of clients already have 3 or more products purchased

+32% in the engagement of cardholders clients after joining fullbank

Itaú intelligence

- 500+ use cases of GenAI use focusing on efficiency and productivity
- New pilots for autonomous client-facing solutions

PIX on whatsapp
launch for the entire client base

Investment advice
investment specialist available 24 hours a day, in a pilot program with 10k customers

SuperApp improving customer experience and generating higher business impact

19 major product launches in the last 18 months; **+25% increase in SuperApp usage per customer**

Piggy bank "Cofrinhos"
R$13 billion of balance
93 points of satisfaction

Pix credit
15% of Personnalité and Uniclass client base have already used the product[2]
Interest bearing credit card portfolio increase whilst improving credit risk mix

Expense control
+1.8 mn of active clients
90 days after launch
85 points of satisfaction
57% of clients didn't know where most of their expenses were concentrated

Transfer limit
+ of R$13 billion in limits transferred between cards
+20% of card transactionality in the first 3 months

Loans
(Personal loans, payroll and FGTS)
+31% vs 2Q24
Digital production

Daily financing
(PIX credit, overdraft limit, paying bills and credit card instalment plan)
+72% vs 2Q24
Digital production

(1) After the migration process; (2) over the active cardholder base.

Itaú Day 2025

Sept. 2nd | 8 a.m. to 11 a.m. (EDT)

itaú

Results 2Q25

São Paulo, August 6th 2025

Itaú Unibanco Holding S.A.

Additional Information

Results

In R$ million	2Q25	1Q25	Δ	2Q24	Δ	1H25	1H24	Δ
Operating Revenues	**45,728**	**44,537**	**2.7%**	**41,811**	**9.4%**	**90,265**	**82,164**	**9.9%**
Managerial Financial Margin	31,177	30,322	2.8%	27,665	12.7%	61,500	54,545	12.7%
Financial Margin with Clients	30,320	29,399	3.1%	26,263	15.4%	59,719	52,084	14.7%
Financial Margin with the Market	858	923	-7.1%	1,402	-38.8%	1,781	2,461	-27.6%
Commissions and Fees	11,343	11,232	1.0%	11,333	0.1%	22,576	22,185	1.8%
Revenues from Insurance [1]	3,207	2,983	7.5%	2,813	14.0%	6,190	5,434	13.9%
Cost of Credit	**(9,093)**	**(8,976)**	**1.3%**	**(8,812)**	**3.2%**	**(18,068)**	**(17,605)**	**2.6%**
Expected Loss Expenses	(9,664)	(9,494)	1.8%	(9,462)	2.1%	(19,158)	(18,721)	2.3%
Discounts Granted	(708)	(714)	-0.8%	(617)	14.8%	(1,422)	(1,243)	14.4%
Recovery of Loans Written Off as Losses	1,280	1,233	3.8%	1,268	0.9%	2,512	2,360	6.5%
Retained Claims	**(386)**	**(389)**	**-0.8%**	**(408)**	**-5.6%**	**(774)**	**(792)**	**-2.2%**
Other Operating Expenses	**(19,284)**	**(18,466)**	**4.4%**	**(17,627)**	**9.4%**	**(37,750)**	**(34,418)**	**9.7%**
Non-interest Expenses	(16,492)	(15,796)	4.4%	(15,069)	9.4%	(32,288)	(29,456)	9.6%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,785)	(2,664)	4.5%	(2,553)	9.1%	(5,449)	(4,951)	10.1%
Insurance Selling Expenses	(6)	(6)	1.4%	(5)	27.8%	(12)	(12)	6.6%
Income before Tax and Minority Interests	**16,966**	**16,706**	**1.6%**	**14,964**	**13.4%**	**33,673**	**29,349**	**14.7%**
Income Tax and Social Contribution	**(5,151)**	**(5,259)**	**-2.0%**	**(4,572)**	**12.7%**	**(10,410)**	**(8,899)**	**17.0%**
Minority Interests in Subsidiaries	**(307)**	**(319)**	**-3.9%**	**(320)**	**-4.0%**	**(626)**	**(607)**	**3.2%**
Recurring Managerial Result	**11,508**	**11,128**	**3.4%**	**10,072**	**14.3%**	**22,636**	**19,843**	**14.1%**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Business model

In R$ billion

	1H25 Total	1H25 Credit	1H25 Trading	1H25 Insurance & services	1H25 Excess capital
Operating revenues	**90.3**	**49.9**	**1.8**	**37.4**	**1.2**
Managerial financial margin	61.5	41.5	1.8	17.0	1.2
Commissions and fees	22.6	8.4	0.0	14.2	-
Revenues from insurance [1]	6.2	-	-	6.2	-
Cost of credit	**(18.1)**	**(18.1)**	-	-	-
Retained claims	**(0.8)**	-	-	**(0.8)**	-
Non-interest expenses and other [2]	**(38.4)**	**(20.2)**	**(0.5)**	**(17.7)**	**(0.1)**
Recurring managerial result	**22.6**	**8.5**	**0.8**	**12.4**	**1.0**
Average regulatory capital	**197.9**	**119.8**	**5.3**	**52.3**	**20.5**
Value creation	**8.8**	**0.3**	**0.5**	**8.5**	**(0.5)**
Recurring managerial ROE	**22.8%**	**14.1%**	**30.7%**	**47.5%**	**9.4%**

	1H24 Total	1H24 Credit	1H24 Trading	1H24 Insurance & services	1H24 Excess capital
Operating revenues	**82.2**	**45.5**	**1.7**	**34.3**	**0.8**
Managerial financial margin	54.5	37.3	1.7	14.8	0.8
Commissions and fees	22.2	8.2	0.0	14.0	-
Revenues from insurance [1]	5.4	-	-	5.4	-
Cost of credit	**(17.6)**	**(17.6)**	-	-	-
Retained claims	**(0.8)**	-	-	**(0.8)**	-
Non-interest expenses and other [2]	**(35.0)**	**(18.1)**	**(0.5)**	**(16.3)**	**(0.0)**
Recurring managerial result	**19.8**	**6.5**	**0.7**	**12.1**	**0.5**
Average regulatory capital	**179.2**	**106.3**	**5.0**	**48.0**	**19.8**
Value creation	**8.1**	**(0.3)**	**0.4**	**8.8**	**(0.8)**
Recurring managerial ROE	**22.0%**	**12.2%**	**28.0%**	**50.6%**	**5.2%**

	Δ (1H25 x 1H24) Total	Δ Credit	Δ Trading	Δ Insurance & services	Δ Excess capital
Operating revenues	**8.1**	**4.5**	**0.1**	**3.1**	**0.4**
Managerial financial margin	7.0	4.3	0.1	2.2	0.4
Commissions and fees	0.4	0.2	0.0	0.2	-
Revenues from insurance [1]	0.8	-	-	0.8	-
Cost of credit	**(0.5)**	**(0.5)**	-	-	-
Retained claims	**0.0**	-	-	**0.0**	-
Non-interest expenses and other [2]	**(3.4)**	**(2.0)**	**0.0**	**(1.4)**	**(0.0)**
Recurring managerial result	**2.8**	**2.0**	**0.1**	**0.3**	**0.4**
Average regulatory capital	**18.7**	**13.4**	**0.3**	**4.3**	**0.6**
Value creation	**0.7**	**0.6**	**0.1**	**(0.3)**	**0.3**
Recurring managerial ROE	**0.8 p.p.**	**1.9 p.p.**	**2.7 p.p.**	**-3.2 p.p.**	**4.1 p.p.**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Results 2Q25

São Paulo, August 6th 2025

Itaú Unibanco Holding S.A.

Attachment 03

Institutional Presentation 2Q25

With 100 years of history, we are the largest bank in Latin America*

Market Value[1]
USD 69.3 bn

Total Assets[2]
BRL 2,898 bn

Loan Portfolio[2]
BRL 1,389.1 bn

Recurring ROE[3]
23.3%

Efficiency Ratio in Brazil[5]
37.4%

Employees in Brazil and overseas[2]
95.7 k

(1) Market value in June 30, 2025. Source: Bloomberg; (2) On June 30,2025; (3) In the 2nd quarter of 2025; (4) Brand Finance - Latin America 500 2025; (5) Last 12 months ending in June, 2025;
Note: Loan Portfolio considers financial guarantees provided and private securities
*In market value on June 30, 2025.

Recurring Managerial Result
R$11.5 bn in 2Q25
93.6% Brazil| 6.4% Latin America[3]

We are the **most valuable brand**[4] in South America **USD 8.6 bn**

We are a universal bank present in
18 countries with **retail operations** in Latin America

We are obstinate to delight **clients**, through physical and digital services. We seek to transform ourselves whenever needed for sustainable growth

We are the only Latin America bank making up the Dow Jones Sustainability Index since it was launched

[B]³ BRASIL BOLSA BALCÃO | NYSE | S&P Dow Jones Indices | ISEB3 | Bloomberg Gender-Equality Index | MSCI

Our values guide us towards the Itaú of the future, with ethics being the base of this journey

We put
the client first

We don't have
all the answers

We have
each other's back

We treasure
diversity and inclusion

We are
driven by results

Our ability to adapt, innovate and change has enabled us to get where we are now

Click Here for more Info

1924 – Casa Moreira Salles (Unibanco) opens the banking division in 1924 and the opening of Banco Central de Crédito (Itaú) in 1943

1960 – First credit and debit cards

1970 – One of the four top data processing centers in Brazil is set up

Itautec – **1979 Itautec is created**

1980 – Banking automation begins

Technical Operations Center (CTO) is set up

1983 First ATM in Brazil

1990 – First Internet providers

2000 – First bank with no physical branches in Brazil, the Banco1.net

Mobile Banking in Brasil

New Brazilian Payment System is set up

2002 – itaú BBA – **Acquisition of BBA gives rise to the largest investment bank in Brazil**

2007 – First iPhone is launched

2008 – Itaú UNIBANCO – Merger of Banco Itaú and Unibanco creates Brazil's largest private bank

Itaú launches the first banking app

2012 – Itaú announces a BRL11.1B investment in technology, innovation and client service

2014 – Fintechs start to gain momentum

2019 – ZUP – Acquisition of ZUP speeds up digital transformation

2020 – Change in regulation (PIX and Open Finance)

Beyond banking is launched
(iPhone pra Sempre)

- New product launched (Íon)
- New client solutions developed
- Checking account fees package optimization

íon Itaú

2022 – **Itaú Shop is launched**

Corporate development

- Ideal
- TOTVS

2023 – New Brand launching Made of Future

Latest initiatives in the corporate development

- Orbia
- Avenue

2024 – itaú 100

Itaú 100 years

One Itaú
Single login | 2 apps
SuperApp + Íon

2025 – **Itaú Emps**

Launching of the New Ad Campaign "Feito"

ICTi (Itaú Science and Technology Institute)

We put
the client
first.

We offer a complete ecosystem...



Individuals
Corporate
itaú
itaú Personnalité
Uniclass
From BRL4k to BRL15 k
Personnalité
Over BRL15k or more than BRL250k in total investments
Itaú Branches
Up to BRL4k
Private Bank
Over BRL10 million in investments
Very Small and Small Companies
Up to BRL50 million
Ultra
Over BRL4 billion
Middle
From BRL50 million to BRL500 million
Large
From BRL500 million to BRL4 billion
itaú BBA

Integrated systems enable the best and most **complete** experience allowing our customers **full access to our solutions** in a simple and tempestive manner.

We work to offer a **full digital** operation delivering the best products and services for our clients with a very competitive cost to serve.

The values mentioned above for individuals refer to monthly income and the values for corporate refer to annual revenue, except when indicated.

We put the client first.

... with the most complete portfolio of financial products and services

Acquiring (Laranjinha)
Digital wallets, contactless payment and more than 50 brands.

Credit Cards
We have a card for each client profile.

Derivatives
We have the right solution for any scenario.

Payments
Payments and Receivables done fast and safe.

Fund Administration
Complete portfolio through own and third-party products (open platform).

Payroll Loans
Payment in fixed monthly installments, deducted directly from the paycheck.

Mortgage
Exclusive service and support throughout the process.

Pension Plans / Premium Bonds
No loading fee Pension Plans / Premium Bonds prize draw twice a month, monthly, and annually.

Bank Account
Access to several services and benefits for Itaú customers.

Currency Exchange
Complete platform to support clients' travel needs, international payments and cash management.

Loans
100% online through the app or at the branches.

Insurance
Complete portfolio through own and third-party products (open platform), with physical or digital service.

Investment Banking
Specialized team dedicated to provide advisory in the capital markets.

Cash Management
Complete cash management solution for institutional clientes.

Asset Management
Investment advisory and app connected to news, wallets, clients' checking account and the support of the advisory team ((Ion).

Auto Loans
Vehicle financing 100% online.

And many more solutions for our customers!

We put the client first.

Our clients choose how they want to be served...

Remote

- WhatsApp
- E-mail
- Telephone
- Chat
- Click to human
- Bankline
- Mobile banking
  100% of the features in the App

In-Person

2.7 k
Branches

38.9 k
ATMs
In Brazil and in our Other Latin American[1] operations

We serve **clients** how, when and where they want to be served

Digital Interactions[2] in 2Q25

Corporate
99%

Individuals
97%

Our footprint is constantly optimized by our clients' behavior and needs

(1) Chile, Colombia, Paraguay and Uruguay
(2) It considers total financing contracts, transfers and payments made in all channels, except for cash.

We don't have all the answers.

... that's why it's so important to listen to our clients

The client is the focus of everything we do

- Our commitment: to serve our clients **where**, **when** and **how** they want to be served
- Access to the same type of service, independently of the channel
- Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service

Ituber Entende

+388k[1] calls

Leaders calling to hear direct feedback from clients to understand their needs and potential improvement opportunities

Papo de Cliente

+53k[1]

Meetings between agency employees, aligned with learnings, aiming to improve the client experience

ituber visita

+1,383[1]

Visits that connect leadership and frontliners in the whole country on a remote basis

Products and Services

The most complete product portfolio in the Brazilian financial sector, using data to provide the best offers

Our team is obstinate in delighting clients...

Broad coverage in measuring business NPS, as well as the experience of our products and services

Structured feedback process focused on the evolution of our products and services

Robust innovation ecosystem based on clients needs

Our clients' satisfaction is reflected in the high level of NPS from our digital application solutions

... and always pursue sustainable growth

(1) Last 12 months.

We don't have
all the
answers.

Technology drives a new era of experience to our customers


Quality
Design
of experience integrated to the teams' daily activities
Technology
modernization and focus on quick problem resolutions
Client
Products
methodologies to develop products that clients love
Data and AI
Integrated to our work methodology and developments
Speed
Efficiency

Design, technology, products, data and AI drive **business competitiveness** and the **best UX**

Quality
98%
6M25 x 6M18
of reduction in high-impact incidents in clients' experience

\+

Speed
2,099%
6M25 x 6M18
of increase in technological changes and updates implemented

\+

Cost
43%
6M25 x 6M18
of reduction of cost on transactions

Digital and cultural transformation generates efficiency gains and competitiveness

We don't have all the answers.

We are organized into multidisciplinary teams in the model of communities/tribes

Team-work to understand our clients' needs and to offer what they need when they need them

The communities are made of employees from different areas such commercial departments, technology, operations, UX, among others

> 22k Colaboradores

> 2,9k Squads

Continuous investment in technology

2Q25 vs 2018

+ 3x Solution development investments

- 34% Infrastructure costs

Strengthening culture

Ongoing activities and processes reviews to seek efficiency gains

> 2,200 Planned initiatives

To optimize processes, to automatize activities, and to use data and analytics

> 1,9k initiatives under implementation

We create value in a consistent way

Non-interest expenses evolution	2015 x 2024	Deflated evolution	Deflated evolution p.a.
Personnel Expenses (commercial and administrative)	68.2%	5.8%	0.6%
Transactional Expenses (operations and client services)	-6.6%	-68.5%	-12.1%
Technology Expenses (personnel and infrastructure)	119.0%	59.2%	5.3%
Other	47.4%	-10.7%	-1.2%
Total - Brasil	39.1%	-22.4%	-2.8%

We treasure
diversity
and inclusion.

... with this, our ESG strategy has evolved!

Our ESG Strategy is supported by a solid foundation of governance and conduct, focusing on three pillars of action:

Diversity and development

Promote diversity and inclusion, fostering the social and financial development of people and companies in favor of a fairer and more prosperous country

Sustainable finance

Promote ESG integration into business strategies, through studies, advocacy, development of sustainable products and services and clients' engagement, with a focus on opportunities for a sustainable economy.

Climate transition

Improve the resilience of our operations and deliver products and services that support clients in the transition to a low-carbon economy, with a focus on climate adaptation and mitigation.

Governance and Conduct

Our operations are built on a foundation of robust management and business practices. We maintain our operations guided by material issues, ensuring transparency in our reporting to the market and stakeholders.

We want to be the bank of climate transition for our clients

With value propositions to drive businesses that contribute to the reduction of Greenhouse Gas (GHG) emissions and with increasingly efficient models in risk mitigation.

ESG strategic goals

Commitment

Net Zero

by 2050

We are committed to becoming a carbon neutral bank by 2050

GHG emissions

Reduce

50%

Our operational emissions (Scopes 1, 2 and 3[1]) by 2030[2]

Financed emissions

Carbon-intensive sectors

Set targets and report progress in decarbonising priority carbon-intensive sectors to bring our portfolio into line with scenarios that limit climate change to 1.5°C

(1) Except financed emissions (category 15) and commuting (category 7). (2) Baseline: 2023.

We treasure diversity and inclusion.

A diverse team is essential to better understand and serve our clients

ESG strategic goals for 2025

Gender

Women

53.9%

of employees by the end of 2024

Leadership positions

Goal: 35% to 40%

35.7%

in 2024

Hiring flow

Goal: >50%

52.3%

in 2024

Race

Black

28.9%

of employees by the end of 2024

Full time employees[1]

Goal: 27% to 30%

28.9%

in 2024

Hiring flow

Goal: >40%

39.1%

in 2024

Note: The indicators are included in our ESG Report 2024 and refer to December 2024. (1) Does not include apprentices and interns. (2) Considers Itaú Unibanco SA operations. (3) Based on self-declaration in the Diversity Census.

Workforce **diversity profile** in 2024

Location

96.7%

employees in Brazil

3.3% in International units

Other

5.1%

people with disabilities[2]

13%

LGBT+[3]

Age

33.6%

Under **30 years old**

60.4%

Between **30 and 50 years old**

6.0%

Over **50 years old**

Retention

50.1%

at Itaú Unibanco for **more than 5 years**

30.9% for more than 10 years

We treasure diversity and inclusion.

The sustainability of our performance is reinforced by our commitments to positive impact...

ESG strategic goals

Financing in sectors with a positive impact of

R$1 trillion

by the end of 2030

Direct to lending and financing for the sustainable economy from 2020[1].

Volume of resources
in sustainable finance


R$1 trillion
2020
2021
2022
2023
2024
2025

R$496 bn
of total resources
directed between Jan/20 and May/25

(1) As of Jan/2025, new accounting criteria in line with advances in the sustainable finance taxonomy are considered.

We are
driven by
results.

... and by the focus in sustainable value creation


20.9%
24.1%
23.9%
20.3%
21.8%
21.9%
23.7%
14.5%
19.3%
20.3%
21.0%
22.2%
22.0%
22.8%
14.8%
16.0%
16.3%
17.0%
14.6%
14.0%
13.0%
12.9%
13.2%
14.3%
14.4%
13.9%
13.8%
14.9%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
1H24
1H25
ROE
Average cost of capital


BRL billion
15.8
3.5
12.3
20.6
5.3
15.3
23.8
8.2
15.6
22.1
4.4
17.7
24.9
8.2
16.7
25.7
9.2
16.5
28.4
12.8
15.6
18.5
2.6
15.9
26.9
9.3
17.5
30.8
10.2
20.6
35.6
12.3
23.3
41.4
16.6
24.8
Increase of
8% in value creation
1H25 x 1H24
19.8
8.1
11.7
22.6
8.8
13.8
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
1H24
1H25
Recurring Managerial Result
Value Creation
Cost of Capital

We are
driven by
results.

We have been presenting higher revenue with a cost discipline...

Clients NII

2Q25
BRL30.3 bn

^ 3.1 % 2Q25 vs. 1Q25
^ 15.4% 2Q25 vs. 2Q24

(BRL billion)

2Q21	2Q22	2Q23	2Q24
16.8	22.0	24.9	26.3

Market NII

2Q25
BRL0.9 bn

v 7.1 % 2Q25 vs. 1Q25
v 38.8% 2Q25 vs. 2Q24

(BRL billion)

2Q21	2Q22	2Q23	2Q24
2.0	0.6	1.1	1.4

Cost of Credit

2Q25
BRL9.1 bn

^ 1.3 % 2Q25 vs. 1Q25
^ 3.2 % 2Q25 vs. 2Q24

(BRL billion)

2Q21	2Q22	2Q23	2Q24
4.7	7.5	9.4	8.8

Commissions and insurance

2Q25
BRL14.2 bn

^ 2.5 % 2Q25 vs. 1Q25
^ 3.1 % 2Q25 vs. 2Q24

(BRL billion)

2Q21	2Q22	2Q23	2Q24
11.3	12.3	12.4	13.7

Non-interest expenses

2Q25
BRL16.5 bn

^ 4.4 % 2Q25 vs. 1Q25
^ 9.4 % 2Q25 vs. 2Q24

(BRL billion)

2Q21	2Q22	2Q23	2Q24
12.6	13.3	14.3	15.1

Recurring managerial result

2Q25
BRL11.5 bn

^ 3.4 % 2Q25 vs. 1Q25
^ 14.3 % 2Q25 vs. 2Q24

(BRL billion)

2Q21	2Q22	2Q23	2Q24
6.5	7.7	8.7	10.1

Note: The 2025 results consider the application of Resolution 4,966.

We are driven by results.

...without overlooking risk management

Credit Portfolio[1]

Jun-25
BRL 1,389 bn

^ 0.4 % Jun-25 vs. Mar-25

^ 7.3 % Jun-25 vs Jun-24

(BRL billion)

Jun-21	Jun-22	Jun-23	Jun-24
909	1,084	1,152	1,295

90 days NPL including securities

Jun-25[2]
1.9%

— 0.0 p.p. Jun-25 vs. Mar-25

v 0.1 p.p. Jun-25 vs Dec-24

(%)

Jun-21	Jun-22	Jun-23	Jun-24
2.3	2.7	3.0	2.7

Tier I capital ratio

Jun-25
14.6%

^ 0.5 p.p. Jun-25 vs. Mar-25

— 0.0 p.p. Jun-25 vs Jun-24

(%)

Jun-21	Jun-22	Jun-23	Jun-24
13.5	12.6	13.6	14.6

Funding[3]

Jun-25
BRL1,494 bn

^ 1.0 % Jun-25 vs. Mar-25

^ 4.2 % Jun-25 vs Jun-24

(BRL billion)

Jun-21	Jun-22	Jun-23	Jun-24
1,042	1,179	1,309	1,434

LCR[4]

Jun-25
213.8%

^ 17.4 p.p. Jun-25 vs. Mar-25

^ 12.7 p.p. Jun-25 vs Jun-24

(%)

Jun-21	Jun-22	Jun-23	Jun-24
181	146	180	201

NSFR[5]

Jun-25
121.1%

v 1.2 p.p. Jun-25 vs. Mar-25

v 1.2 p.p. Jun-25 vs Jun-24

(%)

Jun-21	Jun-22	Jun-23	Jun-24
123	120	128	122

(1) Includes financial guarantees provided and private bonds; (2) Starting on 4Q24, 90 days NPL includes securities. Excluding the effect of credit sales (more details in the report "Management analysis of the operation and complete financial statements 2Q25"); (3) Deposits + Debentures + TVM Obligations + Loans and Transfers; (4) LCR - Liquidity Coverage Ratio; (5) NSFR - Net Stable Funding Ratio.

We are **driven by results.**

We expect to continue delivering solid performance...

	Consolidated	Reviewed
Total credit portfolio[1]	Growth between **4.5%** and **8.5%**	**Maintained**
Financial margin with clients	Growth between **7.5%** and **11.5%**	Growth between **11.0%** and **14.0%**
Financial margin with the market	Between **R$1.0 bn** and **R$3.0 bn**	**Maintained**
Cost of credit[2]	Between **R$34.5 bn** and **R$38.5 bn**	**Maintained**
Commissions and fees and results from insurance operations[3]	Growth between **4.0%** and **7.0%**	**Maintained**
Non-interest expenses	Growth between **5.5%** and **8.5%**	**Maintained**
Effective tax rate	Between **27.0%** and **29.0%**	Between **28.5%** and **30.5%**

(1) Includes financial guarantees provided and corporate securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

We are
driven by results.

... exploring possible growth paths in different businesses

Individuals - More engagement and principality

One Itaú - one of the main levers in the short term to intensify relationships with our clients

Corporate development – guarantee the most complete portfolio of products and services

Beyond banking - Solutions platform that goes beyond the banking needs of our clients

iPhone pra Sempre | Itaú Shop | Samsung no Itaú. | Inteligência Financeira

Corporate - Strength of client relationship

Increase of client base, mainly for lower-revenue clients, through a new commercial proposal focused on delivering a digital operation with a specific value offer (Itaú Emps)

Insurance

Potential growth in the sector and increase penetration in our individual and corporate client base throughout own and third-party products

More than 20 products and services offered at our open platform and **more than 15 partners**

Corporate

Continue growing with leadership in the large corporate business in both credit and capital market solutions

Investor Relations

(11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/relacoes-com-investidores/en/